Exhibit 21.1

FLEXENERGY GREEN SOLUTIONS, INC.

SUBSIDIARIES OF THE REGISTRANT

Name of Subsidiary	State or Other Jurisdiction of Incorporation or Organization
FlexEnergy, Inc.	Delaware
Flex Leasing Power & Service LLC	Delaware
FlexEnergy Energy Systems, Inc.	Delaware
FlexEnergy Support Services, Inc.	Delaware
Flex Power Co.	Delaware
Flex Leasing Power and Service ULC	Alberta, Canada